

Mail Stop 4628

April 25, 2016

Via E-mail
Mr. Paal Kibsgaard
Chairman and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, TX 77056

Re: **Schlumberger N.V. (Schlumberger Limited)**
     Form 10-K for the Fiscal Year ended December 31, 2015
     Filed January 27, 2016
     File No. 001-04601

Dear Mr. Kibsgaard:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources